October 10, 2017

MATTHEW ROSSITER	EMAIL MROSSITER@FENWICK.COM Direct Dial (415) 875-2372

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: Irene Paik

Re:	AnaptysBio, Inc.
Draft Registration Statement on Form S-1
Submitted September 11, 2017
CIK No. 0001370053

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”), we are transmitting this letter in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 18, 2017, with respect to the Company’s registration statement on Form S-1 (CIK No. 0001370053) (the “Draft Registration Statement”) that was confidentially submitted on September 11, 2017. In response to the Comments, the Company has provided the response below and the Registration Statement on Form S-1 (the “Registration Statement”) is being publicly filing via EDGAR concurrently herewith.

The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, a copy of this letter.

Prospectus Cover Page

1.	Please tell us whether you will use the recent stock price listed on the prospectus cover page to determine the offering price of the common stock. If you will not use the recent stock price to set the offering price, please include disclosure on the cover page indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

     Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and hereby informs the Staff that it has revised the prospectus cover page of the Registration Statement to add the following

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 10, 2017

sentence: “The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2372 or, in my absence, Julia Forbess at (415) 875-2420.

Sincerely,

/s/ Matthew Rossiter
Matthew Rossiter

cc:	Via E-mail
Hamza Suria
Dominic Piscitelli
AnaptysBio, Inc.

Robert Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP

Charles S. Kim, Esq.

Sean M. Clayton, Esq.

Jonie Kondracki, Esq.

Adrienne Directo, Esq.

Cooley LLP